                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934



                          Perot Systems Corporation
                  -----------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
                  -----------------------------------------
                        (Title of Class of Securities)

                                 714265 10 5
                  -----------------------------------------
                                (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP No. 714265 10 5                       13G               Page 2 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
              Morton H. Meyerson
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              ###-##-####
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     4,029,190
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     4,029,190
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                            4,029,190
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                            10.5 percent
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


                                                            IN
--------------------------------------------------------------------------------

CUSIP No.  714265 10 5                     13G                Page 3 of 6 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Meyerson Family Limited Partnership
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      75-2442891
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     4,000,000
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     4,000,000
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                                            4,000,000
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


                                                            10.4 percent
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


                                                            PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549
                        ---------------------------------
                        SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934
                        ---------------------------------



Item 1.    (a).    Name of Issuer:
                                               Perot Systems Corporation


           (b).    Address of Issuer's Principal Executive Offices:
                   12377 Merit Drive, Suite 1100, Dallas, Texas 75251

Item 2.    (a).    Name of Person Filing:
                                          Morton H. Meyerson
                                          Meyerson Family Limited Partnership

           (b).    Address of Principal Business Office:

                                          4514 Cole Avenue, Dallas, Texas 75205

              (c).    Citizenship:
                                      USA


           (d).    Title of Class of Securities:
                                      Class A Common Stock


           (e).    CUSIP Number:
                                      714265 10 5


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                                      Not Applicable


                              Page 4 of 6 Pages

Item 4A.          Ownership by Meyerson Family Limited Partnership

           (a).    Amount Beneficially Owned:
                                         4,000,000

           (b).    Percent of Class:
                                         10.4 percent

           (c). Number of Shares as to which Meyerson Family Limited Partnership has:


                   (i)      sole power to vote or to direct the vote
                                         4,000,000
                   (ii)     shared power to vote or to direct the vote
                                         0
                   (iii)    sole power to dispose or to direct the disposition
                            of
                                         4,000,000

                   (iv)     shared power to dispose or to direct the
                            disposition of
                                         0

Item 4B.          Ownership by Morton H. Meyerson

           (a).    Amount Beneficially Owned:
                                         4,029,190*

           (b).    Percent of Class:
                                         10.5 percent


            (c).    Number of Shares as to which Morton H. Meyerson has:

                   (i)      sole power to vote or to direct the vote
                                         4,029,190*
                   (ii)     shared power to vote or to direct the vote
                                         0
                   (iii)    sole power to dispose or to direct the disposition
                            of
                                         4,029,190*
                   (iv)     shared power to dispose or to direct the
                            disposition of
                                         0

*Mr. Meyerson is the General Partner of the Meyerson Family Limited Partnership.
 He is also the trustee of four trusts that own an aggregate of 27,200 shares. The Issuer's 401(k) plan holds 1,990 shares for Mr. Meyerson's benefit.



                              Page 5 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                                          Not Applicable

Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                                          Not Applicable

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                                          Not Applicable

Item 8.            Identification and Classification of Members of the Group:

                                          Not Applicable


Item 9.            Notice of Dissolution of Group:

                                          Not Applicable

Item 10.           Certification:

                                          Not Applicable


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Meyerson Family Limited Partnership

                                          By:  /S/ Morton H. Meyerson
                                               --------------------------
                                                   Morton H. Meyerson
                                          Title:   General Partner




                                               /S/ Morton H. Meyerson
                                               ---------------------------
                                                   Morton H. Meyerson

February 14, 1998



                              Page 6 of 6 Pages